(RITE AID
          CORPORATION - LOGO)

          CONTACTS:

          MEDIA:                             INVESTORS:
          SUZANNE MEAD                       FRANK BERGONZI
          VP Corporate Communications        Executive VP and CFO
          (717) 975-5887                     (717) 975-5750

                              JOELE FRANK/LISSA WEINMANN
                              Abernathy MacGregor Scanlon
                              (212) 371-5999

          FOR IMMEDIATE RELEASE

               RITE AID FURTHER EXTENDS OFFER FOR REVCO
                             ____________________

                    CAMP HILL, PA, FEBRUARY 9, 1996 -- Rite Aid
          Corporation (RAD: NYSE, PSE) and its subsidiary Ocean Acquisition Corporation announced today that they have extended the expiration date of Ocean Acquisition's $27.50 per share cash tender offer to purchase 35,144,833 shares of common stock of Revco D.S., Inc. (RXR: NYSE) to 11:59 p.m., New York City time, on Friday, February 23, 1996. The offer had previously been scheduled to expire on Thursday, February 15, 1996. As of 5:00 p.m., New York City time, on Thursday, February 8, 1996, 23,624,872 shares of Revco common stock had been validly tendered in the offer.

                    As previously announced, Rite Aid had received a request for additional information made by the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Rite Aid stated that it has now submitted its responses to such request for additional information with the FTC and believes that it is in substantial compliance with this request. Under applicable regulations, the tender offer may not be consummated until ten days after Rite Aid has substantially complied with the request for additional information or such later date as Rite Aid may agree to. Rite Aid further announced that it has voluntarily agreed with the FTC to extend such ten day waiting period through Friday, February 23, 1996.

                    As previously announced, the tender offer is being made pursuant to a merger agreement between Rite Aid, Ocean Acquisition and Revco. The tender offer will be followed by a second-step merger in which each share of Revco not acquired in the tender offer will be converted into the right to receive Rite Aid common stock and/or under certain circumstances, cash.

                    Rite Aid Corporation, based in Camp Hill,
          Pennsylvania, is the nation's largest drugstore chain, with over 2,700 stores in 21 states and the District of Columbia.

                    General information about Rite Aid including corporate background and press releases is available, free of charge, through the company's News-On-Demand fax service at (800) 916-7788.